Exhibit 2.1

ASSET PURCHASE AGREEMENT

BY AND AMONG

JACKSON HEALTHCARE STAFFING, LLC

WORLD HEALTH STAFFING, INC. (DE)

WORLD HEALTH STAFFING, INC. (CA)

JC NATIONWIDE, INC.

BETTER SOLUTIONS, INC.

MEDTECH MEDICAL STAFFING OF NEW ENGLAND, INC.

MED TECH FRANCHISING, INC.

AND

WORLD HEALTH ALTERNATIVES, INC.

Dated as of February 17, 2006

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT dated as of February 17, 2006 (this “Agreement”) is entered into by and among Jackson Healthcare Staffing, LLC, a Georgia limited liability company, or its designee (“Purchaser”), World Health Staffing, Inc. a Delaware corporation (“WHS-DE”), World Health Staffing, Inc., a California corporation (“WHS-CA”), JC Nationwide, Inc. a Delaware corporation (“JCN”), Better Solutions, Inc., a Pennsylvania corporation (“Better Solutions”), MedTech Medical Staffing of New England, Inc., a Delaware corporation (“MedTech”), Med Tech Franchising, Inc., a Delaware corporation (“MTF”), and World Health Alternatives, Inc., a Florida corporation (“WHA” and together with WHS-DE, WHS-CA, JCN, Better Solutions, MedTech and MTF, individually, a “Seller” and collectively “Sellers”). Purchaser and Sellers are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties.”

RECITALS:

WHEREAS, Sellers are engaged in the business of providing nursing, physician and allied healthcare professionals and other general staffing services on a project or temporary basis under various tradenames throughout the United States (the “Business”) (for avoidance of doubt, the “Business” includes substantially all of the operating assets of all divisions and Affiliates (as defined below) of WHA);

WHEREAS, each Seller desires to sell, transfer, convey, assign and deliver the Purchased Assets (as defined below) and to assign the Assumed Liabilities (as defined below), as their interests may appear, and Purchaser desires to purchase, take delivery of and assume such Purchased Assets and Assumed Liabilities, upon the terms and subject to the conditions set forth herein;

WHEREAS, Sellers intend to commence Chapter 11 Bankruptcy Cases (the “Bankruptcy Cases”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”); and

WHEREAS, the transactions contemplated by this Agreement (the “Transactions”) will be consummated pursuant to a Bidding Procedures Order and a Sale Approval Order (as defined below) to be entered in the Bankruptcy Cases under Sections 105, 363, 365 and other applicable provisions of the Bankruptcy Code (as defined below), and the Transactions and this Agreement are subject to the approval of the Bankruptcy Court.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, covenants, representations, warranties and promises set forth herein, and in order to prescribe the terms and conditions of such purchase and sale, intending to be legally bound, the Parties agree as follows:

1. Definitions.

1.1. Definitions. The following terms, as used herein, have the following meanings:

(a) “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with, such other Person.

(b) “Bank Group” means any lenders under Sellers’ revolving credit facility and CapitalSource Finance, LLC, as lenders’ agent thereunder.

(c) “Bankruptcy Code” means Title 11 of the United States Code (11 U.S.C. § 101 et seq.), as amended.

(d) “Bid Deadline” means a date that is not more than twenty-five (25) days after entry of the Bidding Procedures Order.

(e) “Bidding Procedures Order” means an Order of the Bankruptcy Court, in form and substance reasonably satisfactory to Purchaser and its counsel, which contains bid procedures, protections and findings, that, among other things, (i) determines that this Agreement constitutes a Qualified Bid for the Acquired Assets, against which other parties interested in acquiring the Acquired Assets must bid; (ii) establishes a date by which any competing Qualified Bids must be submitted; (iii) approves the Bidding Procedures and payment of the Breakup Fee; (iv) approves the Initial Overbid and the subsequent Incremental Bid Amount; (v) establishes the date of the Auction; (vi) sets a deadline for the filing of objections to the Sale Motion, including without limitation, the proposed Cure Amounts; and (vii) schedules the Sale Hearing to occur no later than 75 days after the Petition Date.

(f) “Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

(g) “Claim” means a “claim” as defined in Section 101(5) of the Bankruptcy Code.

(h) “Competing Proposal” means a competitive bid or proposal from a Third Party (a) to acquire, directly or indirectly, the Purchased Assets and the Business whether in a separate transaction or series of transactions or as part of a plan of reorganization of Sellers, (b) for any merger, consolidation, liquidation, dissolution or similar transaction involving Sellers, or (c) to acquire, directly or indirectly, a majority of the outstanding equity of Sellers.

(i) “Closing Date” means the date of the Closing.

(j) “Code” means the Internal Revenue Code of 1986, as amended.

(k) “Contract” means any agreement or contract related to the Business, whether written or oral, including, but not limited to, Customer Contracts, Provider Contracts, leases, arrangements, undertakings and purchase and sales orders.

(l) “CSF” means CapitalSource Finance LLC.

(m) “Cure Amounts” means all unpaid amounts or unsatisfied obligations that must be paid or satisfied to effectuate, pursuant to all applicable provisions of the Bankruptcy Code, the assumption by and assignment to Purchaser of Assumed Contracts, Chapter 11 Licenses, and Intellectual Property Rights.

(n) “Customer Contract” means an arrangement, commitment, agreement or contract, whether oral or written, pursuant to which a Seller provides services (through Providers) to a client in connection with the Business.

(o) “Final Order” means an order of the Bankruptcy Court, which is not the subject of any applicable stay.

(p) “Governmental Authority” means a federal, state, county, local or other governmental or regulatory agency, authority (including self-regulatory authority), instrumentality, commission, board or body having jurisdiction over a Person.

(q) “Intellectual Property Right” means any trademark, service mark, trade name, mask work, invention, patent, trade secret, copyright, know-how (including any registrations or applications for registration of any of the foregoing), license agreement or any other similar type of proprietary intellectual property right.

(r) “IRS” means the Internal Revenue Service of the United States.

(s) “Knowledge of Sellers” or any other similar knowledge qualification in this Agreement means all facts actually known by Mark Rinder, John Dean, Ben Jones, Robert Conway or Art Hoopes.

(t) “Law” means any code, law (including without limitation common law), ordinance, regulation, reporting or licensing requirement, rule or statute applicable to a Person, its assets, liabilities or business.

(u) “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or other encumbrance in respect of such property or asset.

(v) “Material Adverse Effect” or “Material Adverse Change” means a material adverse effect on or change in the Business or the Purchased Assets, taken as a whole, excluding any such effect or change to the extent resulting from or arising in connection with (i) the proposed Transactions or the public announcement thereof, (ii) changes or conditions affecting the healthcare staffing industry, (iii) changes in economic, regulatory or political conditions generally, (iv) changes resulting from the commencement or continuation of the Bankruptcy Cases, (v) actions taken by Sellers pursuant to (or as contemplated by) orders entered by the Bankruptcy Court in the Bankruptcy Cases or (vi) changes in the financial or stock markets in the United States of America.

(w) “Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or regulatory authority.

(x) “Petition Date” means the date on which the Sellers commence the Bankruptcy Cases by filing with the Bankruptcy Court their respective voluntary petitions for relief under Chapter 11 of the Bankruptcy Code.

(y) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a governmental unit or political subdivision thereof.

(z) “Pre-Closing Tax Period” means (i) any Tax period ending on or before the Closing Date and (ii) with respect to a Tax period that commences before but ends after the Closing Date, the portion of such period up to and including the Closing Date.

(aa) “Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Purchased Assets for any Taxable period.

(bb) “Provider” means a temporary or permanent nurse, physician or allied health professional who provides services, as an employee or independent contractor, to a client of a Seller in connection with the Business.

(cc) “Provider Contract” means an arrangement, commitment, agreement or contract, whether oral or written, by and between a Seller and a Provider for the delivery of services.

(dd) “Qualified Bid” means a Competing Proposal that is determined to be a Qualified Bid under the Bidding Procedures Order. This Agreement shall be deemed to be a Qualified Bid for the Purchased Assets.

(ee) “Qualified Bidder” means a Person (a) who has delivered to a Seller a Competing Proposal that Sellers, in good faith, believes is reasonably likely to lead to an acceptable offer for the Purchased Assets, and (b) whom Sellers in good faith determine is reasonably likely (based on the availability of financing and proof of financial wherewithal, experience and other relevant considerations) to be able to consummate a transaction based on the Competing Proposal, if selected as the successful bidder for the Purchased Assets. Purchaser shall be deemed to be a Qualified Bidder.

(ff) “Sale Approval Order” means an Order of the Bankruptcy Court, in form and substance reasonably acceptable to Purchaser and its counsel, that, among other things contains usual and customary findings of fact and conclusions of law by the Bankruptcy Court and, (i) grants the Sale Motion; (ii) approves, authorizes and directs Sellers to enter into this Agreement (or any amended version of such agreement agreed upon by the Parties in writing) and consummate the Transactions; (iii) determines that this Agreement was proposed by Purchaser in good faith and represents the highest and best offer for the Purchased Assets and should be approved; (iv) determines that Purchaser is a good faith purchaser under Section 363(m) of the Bankruptcy Code and that the provisions of Section 363(n) of the Bankruptcy Code have not been violated; (v) authorizes and directs Sellers to sell the Purchased Assets to Purchaser pursuant to this Agreement (or any amended version of such agreement agreed upon by the Parties in writing) and all applicable provisions of the Bankruptcy Code, free and clear of all Liens (including any and all “interests” in the Purchased Assets within the meaning of Section 363(f) of the Bankruptcy Code), other than the Assumed Liabilities and the Permitted Liens; (vi) authorizes and directs Sellers to execute, deliver, perform under, consummate and implement this Agreement (or any amended version of such agreement agreed upon by the Parties in writing), together with all additional instruments and documents that may be reasonably necessary or desirable to implement the foregoing; (vii) authorizes the assignment and assumption of the Assumed Contracts, Chapter 11 Licenses, and Intellectual Property Rights in accordance with Section 365 of the Bankruptcy Code and establishes the Cure Amounts with respect to same that are acceptable to Purchaser in its reasonable discretion; (viii) provides that Purchaser is not the successor to the Sellers of its bankruptcy estate by reason of any theory of law or equity and that Purchaser has not assumed any liability or obligation of the Sellers or its bankruptcy estate except as otherwise expressly provided in this Agreement; (ix) provides that the Assumed Contracts, Chapter 11 Licenses, and Intellectual Property Rights are transferred and assigned at Closing to Purchaser and that such Assumed Contracts, Chapter 11 Licenses, and Intellectual Property Rights will remain in full force and effect in accordance with their respective terms and notwithstanding any provisions in any such Assumed Contracts, Chapter 11 Licenses, and Intellectual Property Rights that prohibit, restrict or condition such assignment or transfer; (x) provides that Purchaser has no obligation to pay any liabilities or obligations of Sellers of any kind, except as expressly provided in this Agreement; (xi) to the extent enforceable under applicable law, enjoins the holder of any lien or interest in Sellers or any of the Purchased Assets from interfering with Purchaser’s title or use and enjoyment of the Purchased Assets based upon or related to such lien or interest; (xii) orders Bank of America, N.A. to forward lock-box funds received by Sellers on accounts receivable to Purchaser within 72 hours of receipt; (xiii) provides for the Bankruptcy Court to obtain jurisdiction to enforce or implement the terms and provisions of this Agreement and the Sale Approval Order; and (xiv) provides that, notwithstanding Bankruptcy Rule 6004(h) and 6006(d), the Sale Approval Order shall be effective and enforceable immediately upon its entry, shall be self-executing and shall authorize Sellers and Purchaser, in the absence of any stay pending appeal, to consummate the Transactions.

(gg) “Sale Motion” means the motion or motions, in form and substance reasonably acceptable to Purchaser, filed and served by Sellers, pursuant to all applicable provisions of the Bankruptcy Code and the Bankruptcy Rules, in the Bankruptcy Cases, among other things, to obtain entry of the Sale Approval Order, approve the Transactions, and authorize the assumption and assignment of the Assumed Contracts, Chapter 11 Licenses and Intellectual Property Rights to Purchaser in accordance with this Agreement.

(hh) “Sellers’ Loan Agreement” shall mean the Revolving Credit, Term Loan and Security Agreement, dated as of February 14, 2005, by and among Sellers and CSF, as amended.

(ii) “Signing Date Working Capital” shall mean $16,942,000.

(jj) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), or (ii) liability for the payment of any amounts of the type described in (i) as a result of being party to any agreement or any express or implied obligation to indemnify any other Person.

(kk) “Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(ll) “Third Party” or “Third Parties” means any Person that is not Purchaser or a Seller.

(mm) “Transaction Documents” means this Agreement and all other documents or agreements contemplated by this Agreement to be executed and delivered in connection with the Transactions.

(nn) “Working Capital” shall mean with respect to Sellers:

(i) As of the date hereof, the “Ending Eligible Accounts Receivable” as reflected on line A12 of Sellers’ most recent Borrowing Certificate delivered to CSF under Sellers’ Loan Agreement, plus (i) deposits and (ii) prepaid expenses minus (i) accrued wages, 1099 payments, fees, bonuses, commissions, payroll taxes, travel expenses, stay bonuses, employee advances or similar payments or costs from the most recently paid payroll period (including all of Sellers’ obligations to American Express for Provider-related expenses as of the signing date), (ii) accrued obligations for unused vacation; and (iii) accounts payable which remain unpaid consistent with Sellers’ past practice. Schedule 1.1(nn) sets forth the calculation of Signing Date Working Capital.

(ii) As of the Closing Date, the “Ending Eligible Accounts Receivable” as reflected on line A12 of Sellers’ Borrowing Certificate, dated as of the Closing Date (calculated in a consistent manner and using the same methodology, availability percentages and reserving amounts as set forth in the Borrowing Certificate used to determine the Signing Date Working Capital), delivered to CSF under Sellers’ Loan Agreement, plus (i) deposits and (ii) prepaid expenses minus (i) accrued wages, 1099 payments, fees, bonuses, commissions, payroll taxes, travel expenses, stay bonuses, employee advances or similar payments or costs (including all of Sellers’ obligations to American Express for Provider-related expenses as of the Closing Date) all of which are accrued liabilities of Sellers as of the Closing Date; (ii) accrued obligations for unused vacation related to Providers or Transferred Employees; (iii) obligations for unused vacation for employees that were incurred after the Petition Date and prior to the Closing Date; and (iv) post-petition trade payables assumed by Purchaser under Section 2.3(g).

1.2. Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounts Receivable	2.1(j)
Agreement	Preamble
Apportioned Obligations	8.3
Assignment and Assumption Agreement	2.9(a)
Assumed Contracts	7.6
Assumed Liabilities	2.3
Auction	7.4(b)(ii)
Bankruptcy Cases	Recitals
Bankruptcy Court	Recitals
Better Solutions	Preamble
Bidding Procedures	7.4(b)
Bidding Procedures Motion	7.4(a)
Books and Records	2.1(k)
Breakup Fee	7.4(b)(iii)
Business	Recitals
Business Employees	9.1
Chapter 11 Licenses	2.1(d)
Closing	2.8
Closing Date	2.8
Company Licensed Software	3.14(b)
Company Proprietary Software	3.14(b)
Company Software	3.14(b)
Credit Agreement	10.2(g)
Deposit	2.6(b)
End Date	12.1(b)
Excluded Assets	2.2
Excluded Liabilities	2.4
Gunnoe COC Payment	2.3(c)
HSR	7.2
Incremental Bid Amount	7.4(b)(ii)
JCN	Preamble
Initial Overbid	7.4(b)(i)
Leased Real Property	3.12
MedTech	Preamble
MTF	Preamble
Party	Preamble
Permitted Liens	3.8(c)(ii)
Personal Property	2.1(f)
Post-Closing Tax Period	8.3
Prevailing Bid	7.4(b)(ii)
Purchase Price	2.6(a)
Purchased Assets	2.1
Purchaser	Preamble
Real Property Leases	2.1(n)
Retainee List	9.1

Term	Section
Sale Hearing	7.4(b)(ii)
Sellers	Preamble
TNS Payment	2.3(b)
Transactions	Recitals
Transfer Taxes	8.2
Transferred Employees	9.2
Transferred Employees’ Employment Date	9.4
Universal Payment	2.3(d)
WHA	Preamble
WHA-CA	Preamble
WHA-DE	Preamble

2. Purchase and Sale.

2.1. Purchase and Sale. Subject to the terms and conditions set forth in this Agreement, at the Closing, each Seller agrees to sell, transfer and deliver to Purchaser, and Purchaser agrees to purchase, acquire and accept from each Seller, on an “as is, where is” basis and without any representation or warranty on the part of any Seller except as expressly set forth herein, all right, title and interest of such Seller as of the Closing Date in and to the following assets, properties and rights to the extent (i) owned or leased and (2) held or primarily used in the conduct of the Business (the “Purchased Assets”), free and clear of all Liens and Claims (other than Permitted Liens and the Assumed Liabilities) to the maximum extent permitted by Section 363 of the Bankruptcy Code:

(a) All Assumed Contracts as defined and determined in accordance with Section 7.6;

(b) All of Sellers’ computer software and software systems (including but not limited to licenses, computer programs, materials, tapes, source and object codes, as well as all documentation and listings related thereto used in the Business), but only to the extent transferable under applicable Law;

(c) all inventory (including inventory that has been sold but not delivered to customers) and supplies;

(d) all licenses, permits or other governmental authorizations of Sellers, but only to the extent transferable under applicable law (“Chapter 11 Licenses”);

(e) all transferable Intellectual Property Rights, including the trade names listed on Schedule 2.1(e);

(f) all machinery, equipment (including office equipment), furniture, furnishings, fixtures, leasehold improvements and other items of tangible personal property, including the items listed on Schedule 2.1(f) (“Personal Property”);

(g) all cars, trucks, forklifts, other industrial vehicles and other motor vehicles, including the items listed on Schedule 2.1(g);

(h) all rights of Sellers under all warranties, representations, indemnities, waivers or guaranties made by third parties to or for the benefit of any Seller with respect to the Purchased Assets;

(i) all proceeds payable under any insurance policy in consideration of any damage occurring to the Purchased Assets prior to the Closing as a result of any fire, storm, accident or other casualty;

(j) all accounts receivable of Sellers arising from the sale of goods or provision of services related to the Business, including, without limitation, trade and miscellaneous accounts receivable, recorded as an asset of the Business or charged to the Business on the books of Sellers, or arising out of the Business (the “Accounts Receivable”);

(k) all books, records and other documents (whether on paper, computer diskette, tape or other storage media) of Sellers relating to the Business or the Purchased Assets (provided that Sellers shall be entitled to retain copies of such books, records and other documents), including property records, purchase and sale records, credit data, marketing, advertising and promotional materials, personnel and payroll records of Transferred Employees (to the extent permitted by applicable law), accounting and financial records, fixed asset lists, vendor lists, customer lists, customer records and information, supplier lists, parts lists, correspondence, files and similar items (collectively, the “Books and Records”);

(l) the goodwill of the Business, including, but not limited to, goodwill associated with the trademarks, service marks and tradenames and assumed names included in the Intellectual Property Rights;

(m) all of Sellers’ rights, choses in action and claims, including any proceeds thereof, known or unknown, matured or unmatured, accrued or contingent, against Third Parties relating to the collection of accounts receivable described in Section 2.1(j) above or the agreements described in Schedule 2.1(m) hereof;

(n) by assignment of leases, all of the real estate leases identified by Purchaser under Section 7.6 (including, without limitation, any assignment of a real estate lease or sublease) (the “Real Property Leases”);

(o) all deposits of any kind or nature whatsoever related to the Assumed Liabilities other than utility deposits;

(p) all prepaid expenses related to the Purchased Assets or the Assumed Liabilities; and

(q) all securities or other interests owned by Sellers in any other entities, including wholly-owned subsidiaries.

2.2. Excluded Assets. Notwithstanding any other provision of this Agreement to the contrary, the Purchased Assets shall not include any assets, properties or rights not specifically identified in Section 2.1 including the following (the “Excluded Assets”):

(a) all of Sellers’ cash and cash equivalents on hand (including all undeposited checks) and in banks or other financial institutions;

(b) all avoidance claims or other causes of action or claims, whether arising under the Bankruptcy Code or otherwise, and the proceeds thereof, including actions available to a Seller under Section 510 or under any of Sections 542 through 553 of the Bankruptcy Code, of whatever kind or nature, and whether asserted or unasserted, except as specifically described in Section 2.1(m);

(c) the minute books and organizational documents of Sellers;

(d) any unexpired lease or executory contract not identified in this Agreement as an Assumed Contract;

(e) except as specified in Section 2.1(i), all insurance policies relating to the Business (including medical malpractice policies unless such insurance Contracts are assumed by Purchaser under Section 7.6), all claims arising under such policies (whether prior to or after the Closing Date), and all credits, premium refunds, proceeds, causes of action or rights thereunder;

(f) all rights of Sellers arising under this Agreement or in connection with the Transactions;

(g) any Purchased Asset sold or otherwise disposed of pursuant to Section 5.1(b)(1) prior to the Closing Date;

(h) any Tax refund, Tax rebate or Tax reimbursement due to Sellers or their Affiliates; and

(i) all deposits of any kind or nature whatsoever that are either unrelated to the Assumed Liabilities or that are utility deposits.

2.3. Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, Purchaser agrees, effective at the time of the Closing, to assume, pay, perform and discharge promptly, when payment or performance is due or required, the following liabilities and obligations of Sellers or the Business (the “Assumed Liabilities”):

(a) all Cure Amounts;

(b) the payment obligations under the Asset Purchase Agreement by and among Sellers and Travel Nurse Solutions, Inc., dated October 14, 2004, as amended (the “TNS Payment”); provided, however, the Purchaser is not assuming and is not seeking the Sellers’ assumption and assignment of the foregoing Asset Purchase Agreement;

(c) the change of control payment obligation under the Employment Agreement by and between WHA and Paul D. Gunnoe, effective as of October 1, 2005 and executed as of November 15, 2005 (the “Gunnoe COC Payment”), provided, however, the Purchaser is not assuming and is not seeking the Sellers’ assumption and assignment of the foregoing Employment Agreement;

(d) the payment obligations under the promissory note dated July 18, 2005, executed by WHA in favor of Universal Staffing Group, Inc. (the “Universal Payment”), provided, however, the Purchaser is not assuming and is not seeking the Sellers’ assumption and assignment of the foregoing promissory note;

(e) all liabilities and obligations of Sellers after the Closing with respect to the Assumed Contracts, Chapter 11 Licenses and Intellectual Property Rights;

(f) all costs, expenses and liabilities prorated to Purchaser as set forth in this Agreement (including Section 8.3);

(g) all post-petition trade payables related to the Purchased Assets and incurred in the ordinary course of business prior to the Closing Date that are not yet due and owing as of the Closing Date;

(h) all accrued payroll, 1099 fees and other obligations owed to Providers and Transferred Employees including wages, fees, bonuses, commissions, payroll taxes, travel expenses, stay bonuses, employee advances or similar payments or costs (including all of Sellers’ obligations to American Express for employee or Provider related expenses) which were incurred on or after February 1, 2005 and that are not yet due and owing as of the Closing Date;

(i) to the extent not covered by subparagraph (h) above, all accrued payroll, 1099 fees and other obligations owed to employees including wages, fees, bonuses, commissions, payroll taxes, travel expenses, stay bonuses, employee advances or similar payments or costs (including all of Sellers’ obligations to American Express for employee or Provider related expenses) which were incurred on or after the Petition Date and that are not yet due and owing as of the Closing Date; and

(j) all liabilities relating to Purchaser’s use or operation of the Purchased Assets arising or relating to the time period after the Closing.

2.4. Excluded Liabilities. Notwithstanding any other provision of this Agreement to the contrary, Purchaser is assuming only the Assumed Liabilities and is not assuming any other liability or obligation of Sellers of whatever nature, whether known or unknown, absolute, contingent, presently in existence or arising hereafter and whether or not related to the Purchased Assets or the Business, including, without limitation, any liability or obligation of any Seller related to or arising out of any claim by any Person for negligent hiring, medical malpractice, substandard care or a similar cause of action to any of the foregoing. All such other liabilities and obligations shall be retained by and remain obligations and liabilities of Sellers (all such liabilities and obligations not being assumed being herein referred to as the “Excluded Liabilities”).

2.5. Assignment of Contracts and Rights. To the maximum extent permitted by the Bankruptcy Code, the Assumed Contracts, Chapter 11 Licenses and Intellectual Property Rights shall be assumed by Sellers and assigned to Purchaser at the Closing pursuant to Section 365 of the Bankruptcy Code. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Purchased Asset or any right thereunder if an attempted assignment, without the consent of a third party, would constitute a breach or in any way adversely affect the rights of Purchaser or Seller thereunder. If with respect to any non-material Assumed Contract, Chapter 11 License or Intellectual Property Right, such consent is not obtained or such assignment is not attainable pursuant to Sections 105, 363 and/or 365 of the Bankruptcy Code, then such Purchased Assets shall not be transferred hereunder and the Closing shall proceed with respect to the remaining Purchased Assets without any reduction in the Purchase Price. If with respect to any material Assumed Contract, Chapter 11 License or Intellectual Property Right, such consent is not obtained or such assignment is not attainable pursuant to Sections 105, 363 and/or 365 of the Bankruptcy Code, the Purchaser may terminate this Agreement pursuant to Section 12.1(d) hereof and receive a refund of the Deposit.

2.6. Purchase Price; Deposit; Cure Amounts; Allocation of Purchase Price.

(a) In addition to the assumption of the Assumed Liabilities, in consideration for the sale, transfer and delivery of the Purchased Assets, Purchaser shall pay to Sellers in cash an amount equal to $43,000,000 (the Assumed Liabilities plus the foregoing cash amount, collectively, the “Purchase Price”) cash, less the Deposit, which amount shall be adjusted pursuant to Section 2.7.

(b) A good faith deposit of Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Deposit”) shall be paid to Sellers as follows: $1,000,000 upon execution of this Agreement and $1,500,000 within one (1) Business Day after entry of the Bidding Procedures Order. The balance of the Purchase Price (as adjusted pursuant to Sections 2.7 below), shall be paid to Sellers at the Closing in immediately available funds wired to a bank account (or accounts) as shall be designated in writing no later than one (1) day prior to the Closing Date by Sellers to Purchaser. The Deposit may be retained by Sellers (i) at the Closing as a credit against the Purchase Price, (ii) if this Agreement is terminated pursuant to Section 12.1(e), or (iii) if this Agreement is terminated pursuant to Section 12.1(b) and any of the conditions of Section 10.3 have not been satisfied. Except as described in the previous sentence, the Deposit shall be returned to Purchaser within five Business Days after any termination of this Agreement pursuant to Sections 12.1(a), (b) (provided that Purchaser is not in breach of any obligation of this Agreement and that all of the conditions of Section 10.3 that are solely within Purchaser’s control could have been satisfied), (c), (d), (f) or (g). Until Sellers are entitled to apply the Deposit to the Purchase Price or are obligated to return the Deposit to the Purchaser under this Section 2.6(b), Sellers shall hold the Deposit in a separate account and shall not commingle the Deposit with any other funds of Sellers.

(c) All Cure Amounts shall be paid by Purchaser at Closing and remitted to the appropriate Persons.

(d) Purchaser and Sellers agree that the Purchase Price, applicable Assumed Liabilities and other relevant items shall be allocated in accordance with Section 1060 of the Code and the regulations thereunder and Schedule 2.6(d) hereof (such schedule to be determined jointly by Purchaser and Sellers prior to Closing). Purchaser and Sellers each agree to provide the other promptly with any other information required to complete Schedule 2.6(d). Such allocation shall be binding on Purchaser and Sellers for all purposes, including the reporting of gain or loss and determination of basis for income tax purposes, and each of the Parties hereto agrees that it will file a statement (on IRS Form 8594 or other applicable form) setting forth such allocation with its federal and applicable state income tax returns and will also file such further information or take such further actions as may be necessary to comply with the Treasury Regulations that have been promulgated pursuant to Section 1060 of the Code and similar applicable state laws and regulations.

2.7. Prorations and Certain Payments. At Closing, Purchaser and Sellers shall prorate Property Taxes with respect to the Purchased Assets which are normally prorated upon a sale of assets of a going concern. Any amounts owed by Sellers will be determined in accordance with Section 8.3 and paid at Closing.

2.8. Closing. The closing (the “Closing”) of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities shall take place at the offices of King & Spalding LLP, 191 Peachtree Street, Atlanta, Georgia, no later than three (3) Business Days after satisfaction of the conditions set forth in Section 10 (other than those requiring a delivery, or the taking of other action, at the Closing), or at such other time or place as Purchaser and Sellers may agree (the “Closing Date”). Notwithstanding the foregoing, the Parties agree that the Closing shall occur on the Business Day following Sellers’ weekly payroll payment date for the Providers.

2.9. Deliveries by Sellers. At the Closing, Sellers will deliver or cause to be delivered to Purchaser (unless delivered previously) the following:

(a) a Bill of Sale, Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit A (the “Assignment and Assumption Agreement”), duly executed by Sellers, pursuant to which Sellers shall transfer and convey the Purchased Assets to Purchaser;

(b) incumbency certificates dated the Closing Date certifying the incumbency of all officers of Sellers who have executed this Agreement or any of the other Transaction Documents. These certificates shall contain specimens of the signatures of each of such officers and shall be executed by an officer of the applicable Seller other than an officer whose incumbency or authority is certified;

(c) certificates of the Secretaries of the applicable states of incorporation stating that the applicable Seller is a in good standing under the Laws of such state and (ii) certificates of the appropriate officials of the states and foreign jurisdictions listed on Schedule 3.1, each dated not more than thirty (30) days prior to the Closing Date, stating that such Seller is duly qualified and in good standing to transact business as a foreign corporation as stated in Section 3.1 of this Agreement in each such state or foreign jurisdiction; and

(d) all other certificates, documents, instruments and writings required under Section 10.2 or reasonably requested by Purchaser to be delivered by Sellers at or prior to the Closing and required in connection with the conveyance of the Purchased Assets to Purchaser pursuant to this Agreement.

2.10. Deliveries by Purchaser. At the Closing, Purchaser will deliver or cause to be delivered to Sellers (unless previously delivered) the following:

(a) the Purchase Price (as adjusted pursuant to Section 2.7, less the Deposit);

(b) the Assignment and Assumption Agreement, duly executed by Purchaser;

(c) an incumbency certificate dated the Closing Date certifying the incumbency of all officers of Purchaser who have executed this Agreement or any of the other Transaction Documents. These certificates shall contain specimens of the signatures of each of such officers and shall be executed by an officer of Purchaser other than an officer whose incumbency or authority is certified;

(d) certificate of the Secretary of State of the State of Georgia stating that the Purchaser is a corporation in good standing under the Laws of such state; and

(e) all other documents, instruments and writings reasonably requested by Sellers to be delivered by Purchaser at or prior to the Closing in connection with the consummation of the Transactions pursuant to this Agreement.

2.11. “AS IS” TRANSACTION. PURCHASER HEREBY ACKNOWLEDGES AND AGREES THAT, NOTWITHSTANDING THE REPRESENTATIONS AND WARRANTIES EXPRESSLY PROVIDED IN SECTION 3 OF THIS AGREEMENT, THE CONSENT OF A PARTY TO THE CLOSING SHALL CONSTITUTE A WAIVER BY SUCH PARTY OF ANY CONDITIONS TO CLOSING NOT SATISFIED AS OF THE CLOSING DATE, AND FOLLOWING CLOSING SELLER MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO ANY MATTER RELATING TO THE PURCHASED ASSETS, INCLUDING INCOME TO BE DERIVED OR EXPENSES TO BE INCURRED IN CONNECTION WITH THE PURCHASED ASSETS, THE PHYSICAL CONDITION OF ANY PERSONAL OR REAL PROPERTY COMPRISING A PART OF THE PURCHASED ASSETS OR WHICH IS THE SUBJECT OF ANY LEASE OR CONTRACT TO BE ASSIGNED TO PURCHASER AT THE CLOSING, THE ENVIRONMENTAL CONDITION OR ANY OTHER MATTER RELATING TO THE PHYSICAL CONDITION OF ANY REAL PROPERTY OR IMPROVEMENTS, THE ZONING OF ANY SUCH REAL PROPERTY OR IMPROVEMENTS, THE VALUE OF THE PURCHASED ASSETS (OR ANY PORTION THEREOF), THE TRANSFERABILITY OF THE PURCHASED ASSETS, THE TERMS, AMOUNT, VALIDITY OR ENFORCEABILITY OF ANY ASSUMED LIABILITIES, THE TITLE OF THE PURCHASED ASSETS (OR ANY PORTION THEREOF), THE

MERCHANTABILITY OR FITNESS OF THE PERSONAL PROPERTY OR ANY OTHER PORTION OF THE PURCHASED ASSETS FOR ANY PARTICULAR PURPOSE, OR ANY OTHER MATTER OR THING RELATING TO THE PURCHASED ASSETS OR ANY PORTION THEREOF. WITHOUT IN ANY WAY LIMITING THE FOREGOING, SELLER HEREBY DISCLAIMS ANY WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AS TO ANY PORTION OF THE PURCHASED ASSETS. PURCHASER FURTHER ACKNOWLEDGES THAT PURCHASER HAS CONDUCTED AN INDEPENDENT INSPECTION AND INVESTIGATION OF THE PHYSICAL CONDITION OF THE PURCHASED ASSETS AND ALL SUCH OTHER MATTERS RELATING TO OR AFFECTING THE PURCHASED ASSETS AS PURCHASER DEEMED NECESSARY OR APPROPRIATE AND THAT IN PROCEEDING WITH ITS ACQUISITION OF THE PURCHASED ASSETS, EXCEPT FOR ANY REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN SECTION 3, PURCHASER IS DOING SO BASED SOLELY UPON SUCH INDEPENDENT INSPECTIONS AND INVESTIGATIONS. ACCORDINGLY, UPON THE CLOSING DATE, PURCHASER WILL ACCEPT THE PURCHASED ASSETS AT THE CLOSING “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS.”

3. Representations and Warranties of Sellers. Subject to the terms, conditions and limitations set forth in this Agreement, each Seller hereby represents and warrants to Purchaser as of the date hereof as follows:

3.1. Organization. Each Seller is a corporation validly existing under the laws of its state of incorporation, and has full corporate power and authority to own, lease and operate the Purchased Assets, and to carry on in all material respects the Business as now being conducted. Complete and correct copies of the Articles of Incorporation and all amendments thereto (certified by the Secretary of State of the applicable jurisdiction), and the Bylaws of each Seller and all amendments thereto (certified by the Secretary of such Seller) have been provided to Purchaser. Each Seller is duly qualified or licensed to transact business as a foreign corporation in good standing in the jurisdictions listed on Schedule 3.1, and there are no other jurisdictions in which the failure to be duly qualified or licensed could have a Material Adverse Effect.

3.2. Corporate Authorization. The execution, delivery and performance of this Agreement and the other Transaction Documents to which each Seller is a party and the consummation of the Transactions are within each Seller’s corporate powers and have been duly authorized by all necessary action on the part of each Seller. This Agreement has been duly executed and delivered by each Seller. Subject to entry by the Bankruptcy Court of the Sale Approval Order in the Bankruptcy Cases, this Agreement constitutes a valid and binding agreement of each Seller that is enforceable in accordance with its terms, except as enforcement thereof may be limited by the effect of bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights generally.

3.3. Governmental Authorization. Except as disclosed in Schedule 3.3, the execution, delivery and performance by each Seller of this Agreement and the consummation of the transactions contemplated hereby by each Seller require no action by or in respect of, or filing with, any governmental body, agency or official other than (i) consents, approvals or authorizations of, or declarations or filings with, the Bankruptcy Court, (ii) compliance with HSR, and (ii) any such action or filing as to which the failure to make or obtain would not have a Material Adverse Effect.

3.4. Noncontravention. Subject to entry by the Bankruptcy Court of the Sale Approval Order in the Bankruptcy Cases, the execution, delivery and performance by each Seller of this Agreement and the other Transaction Documents to which it is a party and the consummation of the Transactions do not and will not (i) violate either Seller’s articles or certificate of incorporation or bylaws, except to the extent any such violation would not have a Material Adverse Effect, (ii) assuming compliance with the matters referred to in Section 3.3, violate any applicable law, rule, regulation, judgment, injunction, order or decree, except to the extent any such violation would not have a Material Adverse Effect, (iii) except as to matters which would not reasonably be expected to have a Material Adverse Effect, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit relating to any Purchased Asset to which either Seller is entitled under any provision of any Contract, Chapter 11 License, agreement or other instrument binding upon any Seller except for breaches and defaults referred to in Section 365(b)(2) of the Bankruptcy Code, or (iv) result in the creation or imposition of any Lien on any Purchased Asset, except for Permitted Liens.

3.5. Required Consents. Except for consents, approvals or authorizations of, or declarations or filings with, the Bankruptcy Court, and except as otherwise set forth on Schedule 3.5, there is no agreement or other instrument binding upon any Seller requiring a consent or other action by any Person as a result of the execution, delivery and performance of this Agreement or other Transaction Document to which any Seller is a party, except such consents or actions as would not, individually or in the aggregate, have a Material Adverse Effect if not received or taken by the Closing Date.

3.6. Litigation. Except as disclosed in Schedule 3.6, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or to the Knowledge of Sellers, threatened against or affecting, the Purchased Assets or the Business before any court or arbitrator or any governmental body, agency or official which is reasonably likely to have a Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Transactions.

3.7. Compliance with Laws and Court Orders. To the Knowledge of Sellers, no Seller is in violation of any law, rule, regulation, judgment, injunction, order or decree applicable to the Purchased Assets or the conduct of the Business, except for violations which would not reasonably be expected to have a Material Adverse Effect.

3.8. Sufficiency of and Title to the Purchased Assets.

(a) The Purchased Assets constitute all of the material property and assets owned, held or primarily used in the conduct of the Business (other than the Excluded Assets).

(b) Upon consummation of the Transactions, Purchaser will have acquired good and marketable title in and to, or a valid leasehold interest in, each of the Purchased Assets, free and clear of all Liens and Claims to the maximum extent permitted by the Bankruptcy Code, other than Assumed Liabilities and Permitted Liens.

(c) Upon entry of the Sale Approval Order and consummation of the Transactions, no Purchased Asset will be subject to any Lien, except:

(i) Liens for Taxes, assessments and similar charges, if any, that are not yet due and that are to be paid when due by Purchaser pursuant to the terms of this Agreement; and

(ii) Liens, if any, which Purchaser places on the Purchased Assets in connection with the Closing (clauses (i) - (ii) of this Section 3.8(c) are, collectively, the “Permitted Liens”).

3.9. Accounts Receivable. The Accounts Receivable outstanding on the date hereof do, and the Accounts Receivable outstanding on the Closing Date will, represent sales actually made or services actually performed in the ordinary course of business in bona fide transactions completed in accordance with the material terms and provisions contained in any documents relating thereto. No such receivable has been pledged or assigned to any Person other than CapitalSource Finance, LLC (except for certain assignments of delinquent receivables to collection agents) and the aggregate value or amount of any defenses or set offs to any such receivables that have been asserted by the applicable receivable obligors does not exceed the amount of any reserves taken with respect to the accounts receivable on Sellers’ financial statements.

3.10. Certain Fees. Except for the fees and expenses of Houlihan Lokey, Howard & Zukin and Conway Del Genio Gries & Co., LLC, Seller has not incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees or other similar fees in connection with this Agreement or the Transactions.

3.11. Personal Property. Schedule 3.11 contains a true and complete list of each lease of material Personal Property by Sellers and the Cure Amounts required, if any, in respect of each such lease. True and correct copies of each lease listed on Schedule 3.11 and any amendments, extensions, and renewals thereof have been made available to Purchaser. With respect to such Leases that are Assumed Contracts, (i) no rights of a Seller under such leases have been assigned or otherwise transferred as security for any obligation of a Seller, other than security interests granted to lessors pursuant to vehicle leases entered into between such lessors and a Seller; and (ii) the consummation of the Transactions pursuant to the Sale Approval Order will not create or constitute a default or event of default under any such lease or require the consent of any other party to any such lease in order to avoid a default or event of default.

3.12. Real Property. Schedule 3.12 contains a true and complete list of each lease by a Seller of any real property used in the Business (the “Leased Real Property”), a summary description of all structures located on each such parcel of Leased Real Property, and the Cure Amounts required, if any, in respect of each such lease. Except as set forth on

Schedule 3.12, with respect to Real Property Leases that are Assumed Contracts, (i) the interests of Sellers in such leases are free and clear of any Liens, and (ii) the consummation of the Transactions pursuant to the Sale Approval Order will not create or constitute a default or event of default under any such lease or require the consent of any other party to any such lease in order to avoid a default or event of default.

3.13. Contracts.

(a) Schedule 3.13 contains a true and complete list of each material Contract, including all material Customer Contracts and material Provider Contracts, or material commitment pursuant to which Seller has any rights or benefits or undertakes any obligations or liabilities, not otherwise listed on Schedule 3.11 or 3.12 and the Cure Amounts owing in respect of each such Contract or commitment. True and complete copies of each Contract listed on Schedule 3.13 (or, if oral, a written description thereof) have been made available to Purchaser.

(b) With respect to each of the Contracts listed or described in Schedule 3.13 that is an Assumed Contract, (i) it is in full force and effect, and (ii) the consummation of the Transactions pursuant to the Sale Approval Order will not create or constitute a default or event of default under any such contract or require the consent of any other party to any such contract in order to avoid a default or event of default.

3.14. Intellectual Property.

(a) Sellers own or possess sufficient legal rights to the Intellectual Property Rights without any conflict with or infringement of the rights of others. Schedule 3.14(a) contains a complete list of patents, trademarks and registered copyrights of Sellers throughout the world and pending applications therefor and registrations, renewals, extensions and the like thereof. All agreements relating to material Intellectual Property Rights are listed on Schedule 3.13.

(b) Schedule 3.14(b) hereto sets forth a true and complete list of (a) all material software and associated documentation owned by Sellers (such items set forth on Schedule 3.14(b) together with all software and associated documentation developed by Sellers since the date of incorporation are hereinafter referred to as the “Company Proprietary Software”); and (b) all material software (other than Company Proprietary Software and “shrink-wrap” software) owned by a Third Party and used in the Business (the “Company Licensed Software”, and together with Company Proprietary Software, the “Company Software”).

3.15. Financial Information. To the Knowledge of Sellers, the unaudited financial profit and loss information contained in the documents listed on Schedule 3.15 is accurate and complete as of November 30, 2005, except as otherwise disclosed on Schedule 3.15.

3.16. Absence of Changes. Except as set forth on Schedule 3.16, since November 30, 2005, there has been no change in the assets, liabilities or financial condition of Sellers from that reflected in Section 3.15 above except for changes in the ordinary course of business consistent with past practice.

3.17. Employment and Labor Matters.

(a) Upon execution and delivery of this Agreement, Sellers will provide Purchaser with a spreadsheet of all non-temporary employees and consultants of Sellers providing services in support of the Business as of the date of this Agreement along with the total base compensation currently in effect for each such non-temporary employee or consultant.

(b) Sellers are not parties to or otherwise bound by any collective bargaining agreement with any labor organization, group or association covering any of Sellers’ employees, and there is not nor has there been any attempt to organize the Sellers’ employees by any person, unit or group seeking to act as their bargaining agent. No union representation election relating to employees of Sellers has been scheduled by any governmental agency or authority, no organizational effort is being made with respect to any of such employees, and there is no investigation of the Sellers’ employment policies or practices by any governmental agency or authority pending or threatened. Sellers are not currently, nor have they been, involved in labor negotiations with any unit or group seeking to become the bargaining unit for any employees of Sellers. Sellers have not experienced any material work stoppages and no work stoppage is planned.

(c) Sellers shall, upon execution of this Agreement, have provided Purchaser with a true and correct copy of Sellers’ most recent payroll and a list of employees (with names redacted) who were terminated in October 2005 in connection with the Sellers’ reduction in force.

3.18. Customers. Upon execution and delivery of this Agreement, Sellers will provide Purchaser with a list of Sellers’ twenty largest customers (not identified by name) for the most recent twelve-month period ending November 30, 2005, together with the amount of services attributable to such customers expressed in dollars and as a percentage of total sales and services. None of the customers identified on such list has terminated, canceled or materially reduced or threatened to terminate, cancel or materially reduce its request for services of Sellers as of the date hereof. Except as set forth on Schedule 3.18, to Seller’s Knowledge, there exists no condition or state of facts or circumstances that involves customers of Sellers that could reasonably be expected to have a Material Adverse Effect after the consummation of the transactions contemplated by this Agreement.

4. Representations and Warranties of Purchaser. Purchaser represents and warrants to Sellers as follows:

4.1. Organization. Purchaser is a limited liability company validly existing under the laws of its state of incorporation, and has full limited liability company power and authority to own, lease and operate the Purchased Assets, and to carry on in all material respects the Business as now being conducted.

4.2. Authorization. The execution, delivery and performance by Purchaser of this Agreement and the other Transaction Documents to which it is a party and the consummation of the Transactions are within Purchaser’s limited liability company powers and have been duly authorized by all necessary company action on the part of Purchaser. Subject to entry by the Bankruptcy Court of the Sale Approval Order in the Bankruptcy Cases, this Agreement has been duly executed and delivered by Purchaser. This Agreement constitutes a valid and binding agreement of Purchaser that is enforceable in accordance with its terms, except as enforcement thereof may be limited by the effect of bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights generally.

4.3. Governmental Authorization. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the Transactions by Purchaser require no action by or in respect of, or filing with, any governmental body, agency or official other than consents, approvals or authorizations of, or declarations or filings with, the Bankruptcy Court, (ii) compliance with the HSR Act, and (iii) any such action or filing as to which the failure to make or obtain would not have a material adverse effect on the Purchaser or its ability to close the Transactions.

4.4. Noncontravention. Neither the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the consummation of the Transactions will (a) violate Purchaser’s articles of organization or operating agreement; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any governmental entity; (c) violate, conflict with or constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss or any benefit relating to any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which Purchaser is a party or by which Purchaser or any of its assets may be bound; or (d) violate any applicable law, order, injunction or decree applicable to Purchaser, excluding from the foregoing clauses (b) (c) and (d) such requirements, violations, conflicts, defaults or rights (i) which would not adversely affect the ability of Purchaser to consummate the Transactions, or (ii) which become applicable as a result of any acts or omissions by, or the status of or any facts pertaining to, either Seller.

4.5. Adequate Assurance. Purchaser is capable of satisfying the conditions contained in Sections 365(b)(1)(C) and 365(f)(2)(B) of the Bankruptcy Code with respect to the Assumed Contracts and Intellectual Property Rights.

4.6. Litigation. There is no action, suit, investigation or proceeding pending against or, to the knowledge of Purchaser, threatened against or affecting Purchaser before any court or arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Transactions.

4.7. Certain Fees. Except for NextStart Capital and William Blair & Company, Purchaser has not employed any broker, finder, investment banker or other intermediary or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees or other similar fees in connection with this Agreement or the Transactions.

4.8. Inspections; No Other Representations. Purchaser is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of properties and assets such as the Purchased Assets and assumption of liabilities such as the Assumed Liabilities as contemplated hereunder. Purchaser has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Purchaser acknowledges that Seller has given Purchaser complete and open access to the key employees, documents and facilities of the Business. Purchaser acknowledges and agrees that the Purchased Assets are being sold on an “as is, where is” basis and Purchaser agrees to accept the Purchased Assets and the Assumed Liabilities in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, Purchaser acknowledges that Seller makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Purchaser of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business or the future prospects or operations of the Business, or (ii) any other information or documents made available to Purchaser or its counsel, accountants, representatives, agents or advisors with respect to the Business, except as expressly set forth in this Agreement.

5. Covenants of Sellers. Each Seller agrees that:

5.1. Conduct of the Business. Except as may be required by the Bankruptcy Court, except for the consequences resulting from the commencement and continuation of the Bankruptcy Cases, and except as may be required or contemplated by this Agreement, from the date hereof until the earlier of the Closing Date or the date of termination of this Agreement, each Seller shall use its commercially reasonable efforts to conduct the Business in the ordinary course consistent with past practice and to preserve intact the business organizations and relationships with third parties (including suppliers and customers) and to keep available the services of the present employees of the Business. Without limiting the generality of the foregoing, from the date hereof until the earlier of the Closing Date or the date of termination of this Agreement, except (i) as disclosed on Schedule 5.1, (ii) as may be required by the Bankruptcy Court, (iii) in the ordinary course consistent with past practice, (iv) for the consequences resulting from the commencement and continuation of the Bankruptcy Cases, or (v) as may be required or contemplated by this Agreement, Sellers will not:

(a) acquire a material amount of assets from any other Person;

(b) sell, lease, license or otherwise dispose of any Purchased Assets except (1) pursuant to existing contracts or commitments which have been disclosed to Purchaser, or (2) pursuant to Section 363 of the Bankruptcy Code to a Qualified Bidder that makes the Prevailing Bid at the Auction;

(c) take any action that would reasonably be expected to cause the failure of any condition contained in Section 10.2 (other than actions taken by Sellers in connection with the discharge of its fiduciary duties during the Bankruptcy Cases); or

(d) fail to maintain through the Closing Date medical malpractice insurance substantially similar to the type and coverage amounts in effect for Sellers as of February 1, 2006;

5.2. Access to Information. From the date hereof until the earlier of the Closing Date or the date of termination of this Agreement, each Seller shall reasonably afford, and shall cause its officers, employees, attorneys and other agents to reasonably afford, to Purchaser and its counsel, accountants and other representatives, access (at reasonable times during normal business hours) to officers and other employees of the Business for the purposes of evaluating the Business and all properties, books, accounts, records and documents of, or relating to, the Business, subject to the terms of the confidentiality agreements, entered into by Seller, on the one hand, and Purchaser and its Affiliates, on the other hand.

5.3. Notices of Certain Events. Each Seller shall promptly notify Purchaser of:

(a) any notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the Transactions;

(b) any material written communication from any governmental or regulatory agency or authority in connection with or relating to the Transactions;

(c) the commencement of any actions, suits, investigations or proceedings relating to either Seller or the Business that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.6; and

(d) any Material Adverse Change.

5.4. Further Assurances. At any time and from time to time after the Closing Date, Sellers shall, at the request of Purchaser, take any and all actions necessary to fulfill their obligations hereunder to put Purchaser in actual possession and control of the Purchased Assets, execute and deliver such further instruments of conveyance, sale, transfer and assignment, and take such other actions necessary or desirable to effectuate, record or perfect the transfer of the Purchased Assets to Purchaser free and clear of all Liens (other than Permitted Liens), confirm the title of the Purchased Assets to Purchaser, assist Purchaser in exercising rights relating thereto, and otherwise effectuate or consummate all of the Transactions.

5.5. Payment of Taxes. Sellers shall transfer the Purchased Assets free and clear of all Liens securing any Taxes (including penalties and interest in respect thereof) or provide for the payment of Sellers’ prorated obligation for such Taxes. All Tax claims (including interest and penalties) asserted against a Seller shall be treated in accordance with the Bankruptcy Code and an Order of the Bankruptcy Court.

5.6. Discharge of Liens, Claims and Encumbrances. The Purchased Assets shall be transferred, pursuant to the Sale Approval Order, free and clear of all Liens and Claims that are not Permitted Liens or Assumed Liabilities.

5.7. Delivery of Books and Records. Sellers shall deliver to Purchaser at the Closing all original Books and Records. Sellers may retain copies of any of the foregoing for their own use.

5.8. Certain Liabilities. Sellers shall pay and discharge through the Closing Date the liabilities and obligations relating to the ongoing operation of the Business set forth on Schedule 5.8 as such liabilities and obligations come due for payment in the ordinary course of business.

6. Covenants of Purchaser. Purchaser agrees that:

6.1. Confidentiality. Prior to the Closing Date and after any termination of this Agreement, the Confidentiality Agreements shall remain in full force and effect. After the Closing has occurred, the Confidentiality Agreements shall be terminated to the extent relating to the Purchased Assets, Assumed Liabilities, and shall, with respect to any of the Excluded Assets and Excluded Liabilities, remain in full force and effect.

6.2. Access. On and after the Closing Date, Purchaser will afford promptly to Sellers and their counsel, financial advisers and other agents reasonable access during normal business hours to its properties, Books and Records, employees, auditors and counsel to the extent necessary for financial reporting and accounting matters, employee benefits matters, the preparation and filing of any Tax returns, reports or forms, the defense of any Tax audit, claim or assessment, the reconciliation of Claims in the Bankruptcy Cases, the preparation and confirmation of a plan in the Bankruptcy Cases, other matters relating to the winding-up of the Sellers’ estates and/or the closing of the Bankruptcy Cases, or to permit Sellers to determine any matter relating to its rights and obligations hereunder or any other reasonable business purpose related to the Excluded Assets or Excluded Liabilities, provided, however, that any such access by Sellers shall not unreasonably interfere with the conduct of the business of Purchaser. Sellers will hold, and will use commercially reasonable efforts to cause Sellers’ officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning Purchaser or the Business provided to them pursuant to this Section 6.2.

6.3. Insurance. To the extent that any insurance policies of Sellers or any of their Affiliates cover any loss, liability, claim, damage or expense relating to the Business and such insurance policies continue after the Closing to permit claims to be made thereunder with respect to events occurring prior to the Closing, Purchaser shall cooperate with Sellers, at Sellers’ sole cost and expense, in submitting and pursuing such claims.

6.4. Adequate Assurance. In connection with entry of the Sale Approval Order, Purchaser shall take such actions needed to provide “adequate assurance of future performance” with respect to the Assumed Contracts and any Intellectual Property Rights pursuant to Section 365 of the Bankruptcy Code.

6.5. Assumed Liabilities. From and after the Closing Date, Purchaser shall (a) pay, perform and discharge, promptly when payment or performance is due or required, all of the Assumed Liabilities, (b) take all actions necessary to satisfy its obligations under the terms and conditions of each of the Assumed Contracts, Chapter 11 Licenses and Intellectual Property Rights in accordance with this Agreement.

6.6. Books and Records. Purchaser shall preserve and maintain the Books and Records for a period of three years after the Closing Date.

7. Covenants of Purchaser and Sellers. Purchaser and Sellers agree that:

7.1. Efforts. Subject to the terms and conditions of this Agreement, Purchaser and Sellers will use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable laws and regulations to consummate the Transactions contemplated by this Agreement prior to the End Date; provided, however, Sellers shall be entitled to take such actions as are required in connection with the discharge of their fiduciary duties during the Bankruptcy Cases (including soliciting higher or better offers for the Purchased Assets). Seller and Purchaser agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary in order to vest in Purchaser good title to the Purchased Assets or to evidence the assumption by Purchaser of the Assumed Liabilities.

7.2. Certain Filings. Sellers and Purchaser shall cooperate in good faith with one another (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Assumed Contracts or Intellectual Property Rights, in connection with the consummation of the Transactions, and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers. If the Parties and their counsel determine that the Transactions require antitrust review and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), Sellers and Purchaser shall seek regulatory approval or clearance under HSR and prepare and submit, in a timely manner, all necessary filings for Sellers and Purchaser in connection with this Agreement under HSR and the rules and regulations thereunder. Sellers and Purchaser shall request expedited treatment of such HSR filing by the Federal Trade Commission, shall promptly make any necessary subsequent or supplemental filings, and shall furnish to each other copies of all HSR filings as they are filed with the governmental authorities.

7.3. Public Announcements. Prior to the Closing, Purchaser and its affiliates shall not make any public announcements or statements concerning the Transactions without the prior written consent of Sellers. Purchaser acknowledges and agrees that Sellers may provide copies of this Agreement to parties in interest in the Bankruptcy Cases, and those parties to whom Sellers determine it is necessary to provide copies in connection with soliciting higher or better bids for the Purchased Assets or as otherwise necessary or desirable in connection with the

Bankruptcy Cases. Sellers also shall be entitled to file copies with the Bankruptcy Court or as otherwise required by law and shall be entitled to publish notice of the contemplated Transactions in The Wall Street Journal or other similar publication.

7.4. Bankruptcy Matters.

(a) Filing of Stalking Horse Motion. Within three (3) Business Days after the Petition Date, Sellers shall file with the Bankruptcy Court the Sale Motion and a motion (the “Bidding Procedures Motion”) seeking entry of the Bidding Procedures Order approving and containing all of the provisions of this Section 7.4. The Bidding Procedures Motion shall be in form and substance consistent with this Agreement.

(b) Bidding Procedures. In the Bidding Procedures Motion, Sellers shall seek, among other things, approval of the following procedures (the “Bidding Procedures”), which shall be incorporated into the Bidding Procedures Order:

(i) Any third party (other than Purchaser) that is interested in acquiring the Purchased Assets must be a Qualified Bidder who submits an “Initial Overbid” in conformance with this Section 7.4(b) at or prior to Bid Deadline. Any such Initial Overbid must:

(A) Contain a signed definitive asset purchase agreement (together with a copy of the signed agreement that is marked to show changes from this Agreement) with, at a minimum, the following requirements: (w) having substantially identical terms and conditions as this Agreement except with higher and better consideration; (x) containing terms and conditions no less favorable to Sellers’ estate than the terms and conditions in this Agreement (provided that no Initial Overbid shall provide for the payment to the overbidder of any breakup fee, topping fee, expense reimbursement or other similar arrangement); (y) providing for a purchase price equal to or greater than $2.1M over the aggregate purchase price set forth herein (including the value of the Assumed Liabilities); and (z) not being subject to any (1) financing contingency, (2) contingency relating to the completion of unperformed due diligence, (3) contingency relating to the approval of the overbidder’s board of directors or other internal approvals or consents, or (4) any conditions precedent to the overbidder’s obligation to purchase the Purchased Assets other than those included in this Agreement;

(B) Include a cashiers’ or certified check in the amount of $2,500,000 as a deposit; and

(C) To the extent not previously provided to Sellers, be accompanied by evidence satisfactory to Sellers in their commercially reasonable discretion that the overbidder is willing, authorized, capable and qualified financially, legally and otherwise, of unconditionally performing all obligations under the Agreement (or its equivalent) in the event that it submits the Prevailing Bid at the Auction.

(ii) Auction. In the event that Sellers timely receive a conforming Initial Overbid from a Qualified Bidder, then Sellers will conduct an auction (the “Auction”) with respect to the sale of the Purchased Assets. In order to participate in the Auction, each prospective purchaser must be a Qualified Bidder and shall be required to comply with the requirements of the Bidding Procedures and to submit an Initial Overbid that is timely and that complies in all respects with the Bidding Procedures. At the Auction, Qualified Bidders or Purchaser may submit successive bids in increments of at least $100,000 greater than the prior bid (the “Incremental Bid Amount”) for the purchase of the Purchased Assets until there is only one offer that Sellers determine, subject to Bankruptcy Court approval, is the highest or best offer (the “Prevailing Bid”). When bidding at the Auction, Purchaser shall receive a “credit” in the amount of the Breakup Fee. All bidding for the Purchased Assets will be concluded at the Auction and there will be no further bidding at the Bankruptcy Court hearing held in the Bankruptcy Cases to approve the highest or best bid for the Purchased Assets (the “Sale Hearing”). If no conforming Initial Overbid from a Qualified Bidder shall have been received at or prior to the Bid Deadline, the Auction will not be held and the Sale Hearing will proceed with respect to this Agreement.

(iii) Breakup Fee. Upon the consummation of a sale of the Purchased Assets to any Third Party who submits the Prevailing Bid at the Auction, Sellers shall pay to Purchaser from the proceeds of such sale in cash or other immediately available funds an amount equal to $1,605,000 as the “Breakup Fee.” The Parties agree that the Breakup Fee, together with the return of the Deposit, shall be the full and liquidated damages of Purchaser arising out of any termination of this by Seller under Section 12.1(f), and the Breakup Fee shall be paid to Purchaser at the closing of such sale to the Third Party from the proceeds of such sale. The provisions of this Section 7.4(b)(iii) shall survive any termination of this Agreement pursuant to Section 12.1(f).

(iv) Notice of Auction and Sale Hearing; Schedule of Assumed Contracts, Chapter 11 Licenses, and Intellectual Property Rights. No later than twenty (20) days prior to the Sale Hearing, Sellers will cause a Notice of Auction and Sale Hearing, a schedule of the Assumed Contracts, Chapter 11 Licenses, and Intellectual Property Rights and the Sellers’ proposed Cure Amounts to be served upon the U.S. Trustee, counsel to the Official Committee of Unsecured Creditors (or if none has been appointed, then to the holders of the top twenty (20) unsecured claims in the Bankruptcy Cases), counsel to the Bank Group, parties in interest who have requested notice pursuant to Bankruptcy Rule 2002, all governmental agencies, and all non-debtor parties to the Assumed Contracts, Chapter 11 Licenses, and Intellectual Property Rights (providing notice that their Assumed Contracts, Chapter 11 Licenses, and Intellectual Property Rights may be assumed and assigned as a consequence of the Auction and entry of the Sale Approval Order). The Notice shall specify that objections to the relief requested by the Sale Motion, including objections relating to the assumption or assignment of the Assumed Contracts, Chapter 11 Licenses, and Intellectual Property Rights and the proposed Cure Amounts, shall be set forth in writing and shall specify with particularity the grounds for such objections or other statements of position and filed and served by the objection deadline set forth in the Bidding Procedures Order, on counsel for Sellers, counsel for Purchaser, counsel to the Official Committee of Unsecured Creditors (or if none has been appointed, then to the holders of the top twenty (20) unsecured claims in the Bankruptcy Cases), counsel to the Bank Group, and the U.S. Trustee. The failure to file and serve objections in accordance with the foregoing procedure shall be deemed a waiver of such objections and the objecting party shall be forever barred from asserting such objections with respect to the consummation and closing of the Transactions, including without limitation, any objections to the proposed Cure Amounts. Any objections filed and served in accordance with the foregoing procedure shall be heard by the Bankruptcy Court at the Sale Hearing.

(v) Sellers will promptly disclose to Purchaser the existence and material terms of any and all competing bids, but shall otherwise keep such bids confidential.

(c) Bankruptcy Court Approval of Sale. Sellers and Purchaser shall each use their commercially reasonable efforts, and shall cooperate, assist and consult with each other, to secure the entry of the Sale Approval Order; provided, however, Sellers shall be entitled to take such actions as may be required in connection with the discharge of their fiduciary duties in the Bankruptcy Cases (including soliciting higher or better offers for the Purchased Assets). In connection with the assumption and/or assignment of the Assumed Contracts and any Intellectual Property Rights pursuant to Section 365 of the Bankruptcy Code, Purchaser shall take all actions to provide “adequate assurance of future performance” by Purchaser under the Assumed Contracts and such Intellectual Property Rights after the Closing. Sellers and Purchaser shall consult with one another regarding pleadings that either of them intends to file, or positions either of them intend to take, with the Bankruptcy Court in connection with or that might reasonably affect, the Bankruptcy Court’s entry of the Sale Approval Order.

(d) Section 363(m) Protection. The Sale Approval Order shall provide, in either findings of fact or conclusions of law, that the transactions contemplated by this Agreement are undertaken by Purchaser and Sellers at arms length, without collusion and in good faith within the meaning of Section 363(m) of the Bankruptcy Code, and Purchaser is entitled to the protections of Section 363(m) of the Bankruptcy Code.

7.5. Notices. If at any time prior to the End Date (i) Purchaser becomes aware of any material breach by Sellers of any representation, warranty, covenant or agreement contained herein and such breach is capable of being cured by Sellers, or (ii) Sellers become aware of any material breach by Purchaser of any representation, warranty, covenant or agreement contained herein and such breach is capable of being cured by Purchaser, the Party becoming aware of such breach shall promptly notify the other Party, in accordance with Section 13.1, in writing of such breach. Upon such notice of breach, the breaching Party shall have 10 days to cure such breach prior to the exercise of any remedies in connection therewith.

7.6. Assumed Contracts. Not later than ten (10) calendar days after execution of this Agreement, Sellers shall provide to Purchaser a list of all executory Contracts to which Sellers are a party and shall make such Contracts available for review by Purchaser. Sellers shall provide notice to any party to such a contract of the potential assumption and assignment of such Contract in sufficient time for any objection to such potential assumption and assignment to be considered at the Sale Hearing. At least twenty-five (25) days prior to the Sale Hearing, Purchaser shall provide to Sellers a list of all such potential Contracts that Purchaser desires to be assumed and assigned by Sellers (collectively, the “Assumed Contracts”). All Cure Amounts shall be paid by Purchaser in accordance with this Agreement. Purchaser (or Purchaser’s designee) shall assume all rights and obligations of Sellers arising on or after the Closing Date under the Assumed Contracts. Any Assumed Contracts designated by Purchaser shall be assigned to and assumed by Purchaser (or Purchaser’s designee) at Closing. Notwithstanding anything to the contrary herein, on or before the Closing Date, Purchaser shall have the right to amend or supplement the schedule of Assumed Contracts delivered to Sellers hereunder including, without limitation, the unconditional right to remove from the list of Assumed Contracts any Contracts, Chapter 11 Licenses or Intellectual Property Rights without any effect on or adjustment to the Purchase Price. Notwithstanding anything to the contrary herein, the final determination of which Contracts, Chapter 11 Licenses and Intellectual Property Rights Sellers will assume and assign to Purchaser shall be within the sole discretion of Purchaser. In the event Purchaser elects not to designate a Provider Contract as an Assumed Contract, then upon request of Purchaser, Seller shall send a notice of termination pursuant to such Provider Contract; provided, however, that Purchaser shall be liable for all claims and obligations arising under such Provider Contract on or after the Closing Date; provided, further, that Purchaser shall have no liability for any claims or obligations arising under Provider Contracts related to prisons, emergency rooms or Indian reservations unless such Provider Contracts are Assumed Contracts hereunder.

7.7. Releases.

(a) Except for Sellers’ rights under this Agreement and the ancillary documents to be delivered hereunder, each Seller hereby releases and discharges Purchaser, Richard L. Jackson, Shane Jackson, David Rentschler, Debbie Crandall and Steve Lockwood (collectively, the “Purchaser Released Parties”) from any and all losses, expenses, liabilities, claims, rights, and entitlements of every kind and description, whether known or unknown, that a Seller has now or may later claim to have had against any of the Purchaser Released Parties arising out of anything that has occurred up through the date of this Agreement.

(b) Except for Purchaser’s rights under this Agreement and the ancillary documents to be delivered hereunder, Purchaser hereby releases and discharges Sellers (collectively, the “Seller Released Parties”) from any and all losses, expenses, liabilities, claims, rights, and entitlements of every kind and description, whether known or unknown, that Purchaser has now or may later claim to have had against any of the Seller Released Parties arising out of anything that has occurred up through the date of this Agreement.

8. Tax Matters.

8.1. Tax Cooperation. Purchaser and Sellers agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business and the Purchased Assets (including access to books and records) as is reasonably necessary for the preparation and filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Sellers and Purchaser shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Purchased Assets or the Business.

8.2. Allocation of Taxes. In the event that, notwithstanding the provisions of Section 1146(a) of the Bankruptcy Code or for any other reason, any sales, use, transfer and all other non-income taxes, or any fees incurred in connection with the purchase and sale of the Purchased Assets (the “Transfer Taxes”) are assessed at Closing or at any time thereafter on the transfer of any Purchased Assets, then in each instance such taxes or charges incurred as a result of the transactions contemplated hereby shall be paid by Sellers. Purchaser and Sellers shall cooperate in providing each other with any appropriate resale exemption certifications and other similar documentation.

8.3. Property Taxes. All Property Taxes for a Tax period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Sellers, on the one hand, and Purchaser, on the other hand, based on the number of days of such Tax period included in the Pre-Closing Tax Period and the number of days of such Tax period after the Closing Date (with respect to any such Tax period, the “Post-Closing Tax Period”). Sellers shall be liable for the proportionate amount of such Property Taxes that is attributable to the Pre-Closing Tax Period, and Purchaser shall be liable for the proportionate amount of such Property Taxes that is attributable to the Post-Closing Tax Period.

8.4. Apportionment. Apportioned Obligations or Transfer Taxes shall be timely paid, and all applicable filings, reports and returns shall be filed, as provided by applicable law. The paying Party shall be entitled to reimbursement from the non-paying Party in accordance with Section 8.2 or 8.3, as the case may be. Upon payment of any such Apportioned Obligation or Transfer Tax, the paying Party shall present a statement to the non-paying Party setting forth the amount of reimbursement to which the paying Party is entitled under Section 8.2 or 8.3, as the case may be, together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The non-paying Party shall make such reimbursement promptly but in no event later than 10 days after the presentation of such statement. Any payment not made within such time shall bear interest at the rate per annum equal to the rate of interest announced by JP Morgan Chase N.A. from time to time as its base rate in New York City.

9. Employee Matters.

9.1. Purchaser shall provide to Sellers within ten (10) business days after execution of this Agreement a list of all employees engaged in the Business (the “Business Employees”) that Purchaser wishes to hire effective as of the Closing Date (such list, the “Retainee List”). Sellers shall not discharge without cause those employees that are listed on the Retainee List from the date of this Agreement through the Closing Date. Purchaser may amend or supplement the Retainee List from time to time prior to the Closing Date. Purchaser acknowledges and agrees that Sellers retain the right to terminate or otherwise alter the terms of employment of all Business Employees other than those whose names are listed on the Retainee List.

9.2. From the date hereof through the Closing Date, Sellers shall permit Purchaser to communicate orally or in writing with the Business Employees who are on the Retainee List, at reasonable times and upon reasonable notice, regarding Purchaser’s plans, operations, business, customer relations, and general personnel matters. For purposes of this Agreement, a Business Employee who is hired by Purchaser on or after the Closing Date shall be referred to as a “Transferred Employee.” It is the intention of Purchaser, and Sellers hereby acknowledge and agree with such position, that the Transferred Employees will be new employees of Purchaser, and all such Transferred Employees shall be entitled only to such compensation and employee benefits as are agreed to by such employees and Purchaser or as are otherwise provided by Purchaser, in its sole discretion.

9.3. Purchaser shall maintain employee records transferred to Purchaser hereunder for a period of not less than four (4) years and during that period will afford Sellers reasonable access to such records during Purchaser’s normal business hours. Purchaser shall maintain the confidentiality of such records and limit access thereto in a manner consistent with Purchaser’s treatment of its employee records. Except as specifically provided in this Agreement, Sellers shall retain the responsibility for all liabilities and obligations relating to compensation earned by a Business Employee for the provision of services to a Seller on or before the Closing Date, including without limitation all “bonuses” and similar compensation arrangements with Business Employees.

9.4. Sellers shall be liable for all workers’ compensation claims arising out of injuries with an identifiable date of occurrence sustained by Sellers’ employees prior to the Closing Date. Purchaser shall be liable for all workers’ compensation claims arising out of injuries with an identifiable date of occurrence, sustained by Transferred Employees on and after the dates Purchaser hires them (hereinafter, “Transferred Employees’ Employment Date”), including injuries sustained by a Transferred Employee on or after the Transferred Employees’ Employment Date that are aggravations, exacerbations or re-injuries of medical conditions or diagnoses resulting from injuries that were sustained before the Transferred Employees’ Employment Date.

9.5. No provision of this Section 9 shall create any rights in any individual who is not a party hereto, including any employee or former employee (including any beneficiary or dependent thereof) of a Seller. Further, this Section 9 shall not create any right to continued employment or service (or resumed employment or service) with Sellers or Purchaser or its Affiliates with respect to any employee, independent contractor or consultant, and except as provided herein, no provision of this Section 9 shall create any rights in any Person with respect to any benefits that may be provided, directly or indirectly, under any plan or arrangement established by a Seller or any of its Affiliates or any plan or arrangement that may be established by Purchaser or any of its Affiliates. No provision of this Agreement shall constitute a limitation on Purchaser’s or any of its Affiliates’ rights to amend, modify or terminate after the Closing Date any plans or arrangements sponsored or maintained by Purchaser or any of its Affiliates.

10. Closing Conditions.

10.1. Conditions to Obligations of Purchaser and Sellers. The obligations of Purchaser and Sellers to consummate the Closing are subject to the satisfaction of the following conditions:

(a) The Bankruptcy Court shall have entered the Sale Approval Order in the Bankruptcy Cases, in form and substance reasonably acceptable to Sellers and Purchaser (including a finding that Purchaser is a “good faith” purchaser within the meaning of Section 363(m) of the Bankruptcy Code and waiving any stay that would otherwise be applicable pursuant to Bankruptcy Rules 6004(h) or 6006(d)), and as of the Closing Date the Sale Approval Order shall be in full force and effect and shall not have been stayed, vacated or reversed;

(b) No injunction, stay or similar order or decree, issued by any court, tribunal or governmental entity, shall be in effect that restrains, enjoins, stays or prohibits the consummation of the Transactions; and

(c) Any applicable waiting period under the HSR Act relating to the Transactions shall have been expired or been terminated.

10.2. Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the Closing is subject to the satisfaction (or waiver by Purchaser) of the following further conditions:

(a) Sellers shall have performed in all material respects all of its covenants hereunder required to be performed by Seller on or prior to the Closing Date, and Purchaser shall have received a certificate dated as of the Closing Date executed by Sellers certifying the foregoing statement.

(b) The representations and warranties of Sellers contained in this Agreement shall be true and correct at and as of the Closing Date, as if made at and as of such date (or to the extent such representations and warranties speak as of an earlier date, they shall be true and correct as of such earlier date) with only such exceptions as would not in the aggregate reasonably be expect to have a Material Adverse Effect, and Purchaser shall have received a certificate dated as of the Closing Date executed by Sellers certifying the foregoing statement.

(c) Other than the filing of the Bankruptcy Cases, there shall not have occurred any Material Adverse Change with respect to the Purchased Assets and the Business since September 30, 2005. Sellers shall have delivered to Purchaser a certificate dated as of the Closing Date executed by Sellers certifying the foregoing statement.

(d) All necessary approvals and consents for the consummation of the Transactions, including, but not limited to, contractual and governmental consents and corporate and partnership authorizations, shall have been received.

(e) Purchaser shall have obtained documentation or other evidence reasonably satisfactory to it that:

(i) the Bidding Procedures Order has been entered by the Bankruptcy Court and has become a Final Order, unless Purchaser, in its sole discretion, waives the requirement that the Bidding Procedures Order be a Final Order;

(ii) the Sale Approval Order has been entered by the Bankruptcy Court and has become a Final Order, unless Purchaser, in its sole discretion, waives the requirement that the Sale Approval Order be a Final Order; and

(iii) any required consents to assignment of any material Assumed Contract, Chapter 11 License or Intellectual Property Right has been obtained from the appropriate Third Party.

(f) Sellers shall have paid and discharged through the Closing Date those liabilities and obligations of the Business that are described on Schedule 5.8 and that are due and owing as of the Closing Date, and Sellers shall have delivered to Purchaser evidence reasonably satisfactory to Purchaser that such liabilities and obligations have been discharged, including evidence that all of Sellers’ medical malpractice insurance policies remain in full force and effect.

(g) In the event that Purchaser and CSF shall have entered into a definitive agreement with CSF pursuant to which CSF agrees to provide financing to Purchaser in an amount sufficient to enable Purchaser to consummate the transactions contemplated hereby (the “Credit Agreement”), CSF shall have fully complied with its obligations to fund the initial advance pursuant to the Credit Agreement; provided, however, this condition shall be deemed to have been waived by Purchaser in the event that Purchaser has not fully satisfied its conditions precedent to funding under the Credit Agreement.

(h) As of the Closing Date, Working Capital shall not be more than $250,000 less than the Signing Date Working Capital, and Purchaser shall have received a certificate dated as of the Closing Date executed by Sellers certifying the foregoing statement, together with a schedule setting forth Sellers’ calculation of Working Capital as of the Closing Date (which schedule shall use the same methodology as the calculation set forth on Schedule 1.1(nn)).

10.3. Conditions to Obligations of Sellers. The obligation of Sellers to consummate the Closing is subject to the satisfaction (or waiver by Sellers) of the following further conditions:

(a) Purchaser shall have performed in all material respects all of its covenants hereunder required to be performed by it on or prior to the Closing Date, and Sellers shall have received a certificate dated as of the Closing Date executed by Purchaser certifying the foregoing statement.

(b) The representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date, as if made at and as of such date (or to the extent such representations and warranties speak as of an earlier date, they shall be true and correct in all material respects as of such earlier date), and Sellers shall have received a certificate dated as of the Closing Date executed by Purchaser certifying the foregoing statement.

(c) All necessary approvals and consents for the consummation of the Transactions, including, but not limited to, contractual and governmental consents and corporate and partnership authorizations shall have been received.

(d) Purchaser shall have delivered to Seller copies, certified by the duly qualified and acting Secretary or Manager of Purchaser, of resolutions adopted by the Managers of Purchaser approving this Agreement and the consummation of the Transactions.

(e) Sellers shall have received all documents it may reasonably request relating to the existence of Purchaser and the authority of Purchaser for this Agreement, all in form and substance reasonably satisfactory to Sellers.

(f) Sellers shall have obtained documentation or other evidence reasonably satisfactory to it that all Cure Amounts have been paid by Purchasers.

(g) Sellers shall have received from David Rentschler, Paul Gunnoe, Travel Nurse Solutions, Inc., Universal Staffing Group, Inc. and Steve Lockwood a full and complete release of all claims, liabilities and obligations owed or asserted to be owed by any Seller to any such person or entity.

11. Survival; Indemnification.

11.1. Survival. The covenants and agreements of Purchaser and Seller that by their terms are to be performed at or before the Closing contained in this Agreement or in any certificate or other writing delivered in connection herewith, shall not survive the Closing, but the covenants and agreements of Purchaser and of Sellers contained herein that by their terms are to be performed after Closing shall survive the Closing for such terms.

11.2. Indemnification. Purchaser agrees to indemnify Sellers with respect to any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees which are alleged to be due and payable with respect to the Transactions and which are alleged to have been incurred by Purchaser. Sellers agree to indemnify Purchaser with respect to any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees which are alleged to be due and payable with respect to the Transactions and which are alleged to have been incurred by Sellers. There shall be no post Closing indemnification of Purchaser by Sellers with respect to any matter not set forth in this Section 11.2.

12. Termination.

12.1. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Sellers and Purchaser;

(b) by Seller or Purchaser, if the Closing shall not have been consummated on or before ninety (90) days after the Petition Date or (ii) 10 days after any notice delivered pursuant to Section 7.5 (the later of clause (i) and (ii), the “End Date”), unless the Party seeking termination is in breach of its obligations hereunder;

(c) by Sellers or Purchaser, if any condition set forth in Section 10.1 is not satisfied, and such condition is incapable of being satisfied by the End Date;

(d) by Purchaser, if any condition set forth in Section 10.2 has not been satisfied, and such condition is incapable of being satisfied by the End Date or shall not have been cured during the 10-day period referred to in Section 7.5; or

(e) by Sellers, if any condition set forth in Section 10.3 has not been satisfied, and such condition is incapable of being satisfied by the End Date or shall not have been cured during the 10-day period referred to in Section 7.5; or

(f) by Seller, if (i) Seller executes a definitive agreement with a third party (other than Purchaser) for the acquisition of all or substantially all the Purchased Assets, and (ii) the Bankruptcy Court enters an order in the Bankruptcy Case approving such definitive agreement;

(g) By Purchaser, if any of the following shall occur:

(i) the Petition Date shall not have occurred on or before the 5th calendar day after Purchaser’s execution of this Agreement;

(ii) the Bankruptcy Cases are dismissed or converted to cases under Chapter 7 of the Bankruptcy Code or a trustee is appointed for a Seller;

(iii) the Bidding Procedures Order shall not have been entered by within 25 days of the Petition Date;

(iv) the Sale Approval Order shall not have been entered within 75 days of the Petition Date; or

(v) within seventeen (17) days after the Petition Date, any Transferred Employee set forth on Schedule 12.1(g) shall not have entered into employment arrangements (including noncompetition and nonsolicitation covenants) with Purchaser on terms reasonably acceptable to Purchaser; provided, however, that Purchaser’s right to terminate the Agreement pursuant to this Section 12.1(g)(v) shall expire on the 19th day after the Petition Date; or

(vi) within seventeen (17) days after the Petition Date, Purchaser shall not have entered into a definitive agreement with CSF containing terms and conditions reasonably acceptable to Purchaser pursuant to which CSF agrees to provide financing to Purchaser in an amount sufficient to enable Purchaser to consummate the transactions contemplated hereby; provided, however, that Purchaser’s right to terminate the Agreement pursuant to this Section 12.1(g)(vi) shall expire on the 19th day after the Petition Date.

The Party desiring to terminate this Agreement pursuant to this Section 12.1 (other than pursuant to Section 12.1(a)) shall give notice of such termination to the other Party in accordance with Section 13.1.

12.2. Effect of Termination. If this Agreement is terminated as permitted by Section 12.1, such termination shall be without liability of any Party (or any stockholder, director, officer, employee, counsel, financial adviser, agent, consultant or representative of such Party) to the other Party to this Agreement except as expressly provided in Sections 2.6(b) and 7.4(b). The provisions of Sections 2.6(b), 6.1, 7.4(b), 11.2, 12.2, 12.3, 12.4, 13.1, 13.4, 13.5, 13.6, 13.9 and 13.10 shall survive any termination hereof pursuant to Section 12.1.

12.3. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

12.4. Exclusive Remedies. Except as specifically set forth in this Agreement, effective as of Closing, Purchaser waives irrevocably any rights and Claims Purchaser may have against Seller, whether in law or in equity, relating to (i) any breach of representation, warranty, covenant or agreement contained herein and occurring on or prior to the Closing, or (ii) the Purchased Assets, Assumed Liabilities or the Business. Purchaser and Seller acknowledge and agree that if this Agreement is terminated pursuant to Section 12.1, the provisions of Section 12.2 set forth the sole and exclusive remedies of the Parties.

13. Miscellaneous.

13.1. Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including facsimile transmission) and shall be given,

If to Purchaser:

Jackson Healthcare Staffing, LLC

3650 Mansell Road, Suite 300

Alpharetta, Georgia 30022

Attention:   Paul Gunnoe

        David Rentschler

Telephone: (770) 643-5605

Facsimile: (678) 352-4346

with a copy (which shall not constitute notice) to:

Jackson Healthcare Solutions, LLC

3650 Mansell Road, Suite 300

Alpharetta, Georgia 30022

Attention: Richard L. Jackson, President and CEO

Telephone: (770) 643-5605

Facsimile: (678) 352-4346

with a copy (which shall not constitute notice) to:

Kilpatrick Stockton LLP

1100 Peachtree Street, Suite 2800

Atlanta, Georgia 30309

Attention: Timothy Mann, Jr.

Telephone: (404) 815-6500

Facsimile: (404) 815-6555

If to Sellers:

World Health Alternatives, Inc.

777 Penn Center Boulevard

Suite 111

Pittsburgh, Pennsylvania 15235

Attention: Robert Conway

Telephone: (412) 829-7800

Facsimile: (        )         -

with a copy (which shall not constitute notice) to:

King & Spalding LLP

191 Peachtree Street

Atlanta, Georgia 30303

Attention: Sarah Robinson Borders

Telephone: (404) 572-3596

Facsimile: (404) 572-5149

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

13.2. Waivers. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

13.3. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided, however, that no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other Party (except that Purchaser may assign its rights and obligations to an Affiliate without the written consent of Sellers).

13.4. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Georgia and any applicable provisions of the Bankruptcy Code, without regard to the principles of conflicts of law that would provide for application of another law.

13.5. Jurisdiction.

(a) Prior to the closing of the Bankruptcy Cases, except as otherwise expressly provided in this Agreement, the Parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought exclusively in the Bankruptcy Court, and each of the Parties hereby irrevocably consents to the jurisdiction of the Bankruptcy Court (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in the Bankruptcy Court or that any such suit, action or proceeding which is brought in the Bankruptcy Court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of the Bankruptcy Court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 13.1 shall be deemed effective service of process on such Party.

(b) Upon the closing of the Bankruptcy Cases, except as otherwise expressly provided in this Agreement, the Parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions may be brought in any court having subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Georgia, and each of the Parties hereby irrevocably consents to the jurisdiction of the state and federal courts located in Atlanta, Fulton County, Georgia (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 13.1 shall be deemed effective service of process on such Party.

13.6. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

13.7. Third Party Beneficiaries. No provision of this Agreement is intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder.

13.8. Entire Agreement; Amendments; Counterparts. This Agreement (including the Schedules and Exhibits hereto) set forth the entire agreement among the Parties with respect to the subject matter hereof and may be amended only by a writing executed by Purchaser and Sellers. This Agreement may be executed in counterparts, each of which when taken together shall constitute an original. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Party hereto.

13.9. Captions, Headings, Interpretation. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. The headings contained in this Agreement are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any provisions of this Agreement.

13.10. Disclosure Schedules. The Parties acknowledge and agree that (i) the Schedules to this Agreement may include certain items and information solely for informational purposes for the convenience of Purchaser and (ii) the disclosure by Sellers of any matter in the Schedules shall not be deemed to constitute an acknowledgment by Sellers that the matter is required to be disclosed by the terms of this Agreement or that the matter is material. If any Schedule discloses an item or information, the matter shall be deemed to have been disclosed in all other Schedules, notwithstanding the omission of an appropriate cross-reference to such other Schedules, so long as such matter and its relation to the schedule on which it does not appear is reasonably apparent to Purchaser as disclosed on such other schedule.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PURCHASER:

JACKSON HEALTHCARE STAFFING, LLC

By:
Name:
Title:

SELLERS:

WORLD HEALTH STAFFING, INC. (DE)

By:
Name:
Title:

WORLD HEALTH STAFFING, INC. (CA)

By:
Name:
Title:

JC NATIONWIDE, INC.

By:
Name:
Title:

BETTER SOLUTIONS, INC.

By:
Name:
Title:

- Signature Page -

MEDTECH MEDICAL STAFFING OF NEW ENGLAND, INC.

By:
Name:
Title:

MED TECH FRANCHISING, INC.

By:
Name:
Title:

WORLD HEALTH ALTERNATIVES, INC.

By:
Name:
Title:

- Signature Page -